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                                                                                            EXHIBIT 12
                    INDIANA MICHIGAN POWER COMPANY
    Computation of Consolidated Ratio of Earnings to Fixed Charges
                   (in thousands except ratio data)
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                                                                                               Twelve
                                                                                               Months
                                                        Year Ended December 31,                Ended
                                          1993       1994       1995       1996       1997    6/30/98
Fixed Charges:
  Interest on First Mortgage Bonds. . . $ 53,771   $ 43,564   $ 43,410   $ 41,209   $ 39,678   $ 37,915
  Interest on Other Long-term Debt. . .   23,504     24,725     23,564     20,100     21,064     22,416
  Interest on Short-term Debt . . . . .    1,085      1,883      2,003      2,982      3,248      4,640
  Miscellaneous Interest Charges. . . .    3,039      3,520      3,472      3,262      3,187      3,216
  Estimated Interest Element in
    Lease Rentals . . . . . . . . . . .   84,300     85,000     82,700     82,600     79,700     79,700
       Total Fixed Charges. . . . . . . $165,699   $158,692   $155,149   $150,153   $146,877   $147,887

Earnings:
  Net Income. . . . . . . . . . . . . . $129,344   $157,502   $141,092   $157,153   $146,740   $130,853
  Plus Federal Income Taxes . . . . . .   38,826     32,303     55,990     76,899     74,223     66,195
  Plus State Income Taxes . . . . . . .    7,492      6,063      7,058      9,270      7,519      8,345
  Plus Fixed Charges (as above) . . . .  165,699    158,692    155,149    150,153    146,877    147,887
       Total Earnings . . . . . . . . . $341,361   $354,560   $359,289   $393,475   $375,359   $353,280

Ratio of Earnings to Fixed Charges. . .     2.06       2.23       2.31       2.62       2.55       2.38
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